Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

April 23, 2010

Via Edgar and FedEx

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	Rocky Brands, Inc.
Form S-3 filed March 3, 2010
File No. 333-164844

Dear Mr. Reynolds:

We have received your comments to the Form S-3 (the “Filing”), filed by Rocky Brands, Inc. (the “Company”), set forth in your letter dated as of March 22, 2010 (the “Comment Letter”).  For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

1.
Please explain why the company is not registering the rights associated with the common stock, as described in the Form 8-A filed with the Commission on June 15, 2009, which is incorporated by reference, along with the common stock.  For guidance, please see the Securities Act Compliance and Disclosure Interpretation 116.16.  If the company revises the registration statement to add the rights, please note that the legal opinion should also be revised.

Response:  Concurrently with this letter we have filed an Amendment No. 1 to the Filing (the “Amendment”) to register the rights associated with the common stock, as described in the Form 8-A filed with the Commission on June 15, 2009, along with the common stock.  A new legal opinion has also been filed with the Amendment to reflect the registration of such rights.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 23, 2010

If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

ROCKY BRANDS, INC.

/s/ James E. McDonald

James E. McDonald
Executive Vice President and
Chief Financial Officer

cc:       Susann Reilly
            Pamela Howell